UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 22)

Bovie Medical Corp
—————————————————————————————————————————
(Name of Issuer)

Common Stock
—————————————————————————————————————————
(Title of Class of Securities)

032347205
————————————————
(CUSIP Number)

December 7, 2015
—————————————————————————————————————————
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032347205

1. Name of Reporting Persons. RENN Fund, Inc. 75-2533518
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) x

3. SEC Use Only
4. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 700,000 (2)
6. Shared Voting Power 1,500,000 (2)
7. Sole Dispositive Power 700,000 (2)
8. Shared Dispositive Power 1,500,000 (2)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (2)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 2.57%
12. Type of Reporting Person (See Instructions) IV
(2)	RENN Fund, Inc. (“RENN Fund”), is the record owner and beneficial owner of 700,000 shares of the common stock of Bovie Medical Corp. RENN Fund shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205

1. Name of Reporting Persons. RENN Capital Group, Inc. 75-2053968
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) x

3. SEC Use Only
4. Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 155,000 (3)
6. Shared Voting Power 1,500,000 (4)
7. Sole Dispositive Power 155,000 (3)
8. Shared Dispositive Power 1,500,000 (4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 155,000 (3)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.57%
12. Type of Reporting Person (See Instructions) IA
(3)	RENN Capital Group, Inc. (“RENN”), is the record owner and beneficial owner of 155,000 shares of the common stock of Bovie Medical Corp RENN Fund shares voting and dispositive power over their respective shares with RENN Capital Group, Inc. (“RENN”) pursuant to an investment advisory agreement. Mr. Russell Cleveland is the President of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

(4)	RENN Capital Group, Inc. (“RENN”), RENN Fund. RENN and RENN Fund are record owners of the common stock of Bovie Medical Corp. They all share voting and dispositive power over their respective shares pursuant to an investment advisory agreement. Mr. Russell Cleveland is the president of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205

1. Name of Reporting Persons. Cleveland Family Limited Partnership
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) x

3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 600,000 (5)
6. Shared Voting Power 1,500,000 (6)
7. Sole Dispositive Power 600,000 (5)
8. Shared Dispositive Power 1,500,000 (6)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 600,000 (5)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9) 2.21%
12. Type of Reporting Person (See Instructions) PN
(5)	Cleveland Family Limited Partnership (the “Partnership”) is the record owner and beneficial owner of 600,000 shares of the common stock of Bovie Medical Corp. Mr. Russell Cleveland is a limited partner in the Partnership. The Partnership shares voting and dispositive power over their respective shares with RENN Fund, Inc. (“RENN Fund”), and RENN Capital Group, Inc. (“RENN”). Mr. Cleveland is the president of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

(6)	RENN Capital Group, Inc. (“RENN”), is investment adviser to RENN Fund. RENN, RENN Fund, RUGIT, the Cleveland Family Limited Partnership, and Mr. Russell Cleveland are record owners of the common stock of Bovie Medical Corp. They all share voting and dispositive power over their respective shares. Mr. Cleveland is the President of RENN and RENN Fund and is the mamaging partner of the Partnership and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

CUSIP No. 032347205
1. Name of Reporting Persons. Russell Cleveland
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) x

3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 45,000 (5)
6. Shared Voting Power 1,500,000 (6)
7. Sole Dispositive Power 45,000 (5)
8. Shared Dispositive Power 1,500,000 (6)
9. Aggregate Amount Beneficially Owned by Each Reporting Person 45,000 (5)
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 0.17%
12. Type of Reporting Person (See Instructions) IN
(5)	Russell Cleveland is the record owner and beneficial owner of 45,000 shares of the common stock of Bovie Medical Corp. Mr. Cleveland shares voting and dispositive power over their respective shares with RENN Fund, Inc. (“RENN Fund”), and RENN Capital Group, Inc. (“RENN”), pursuant to an investment advisory agreement. Mr. Cleveland is the president of RENN and RENN Fund and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

(6)	RENN Capital Group, Inc. (“RENN”), is investment adviser to RENN Fund. RENN, RENN Fund, the Cleveland Family Limited Partnership, and Mr. Russell Cleveland are record owners of the common stock of Bovie Medical Corp. They all share voting and dispositive power over their respective shares pursuant to an investment advisory agreement. Mr. Cleveland is the President of RENN and RENN Fund and the managing partner of Cleveland Family Limited Partnership and may be deemed to be the beneficial owner of the shares of common stock. Mr. Cleveland disclaims any such beneficial ownership.

SCHEDULE 13G

CUSIP No. 032347205

Item 1(a).      Name of Issuer:

Bovie Medical Corp

Item 1(b).      Address of Issuer's Principal Executive Offices:

734 Walt Whitman Rd.

New York, NY 11747

Item 2(a).      Name of Person Filing:

RENN Fund, Inc.

RENN Capital Group, Inc.

Cleveland Family Limited Partnership

Russell Cleveland

Item 2(b).      Address of Principal Business Office, or if None, Residence:

RENN Capital Group, Inc.

8080 N. Central Expressway, Suite 210 LB 59, Dallas, TX 75206

Item 2(c).      Citizenship:

Texas, United States

Item 2(d).      Title of Class of Securities:

Common Stock

Item 2(e).      CUSIP Number:

032347205

Item 3.            If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under §15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[_]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

RENN Fund – 700,000

RENN Capital Group – 155,000

Cleveland Family Limited Partnership – 600,000

Russell Cleveland – 45,000

(b)  Percent of class:

RENN Fund – 2.57%

RENN Capital Group – 0.57%

Cleveland Family Limited Partnership – 2.21%

Russell Cleveland – 0.17%

(c)  Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote

RENN Fund – 700,000

RENN Capital Group – 155,000

Cleveland Family Partnership – 600,000

Russell Cleveland – 45,000

                (ii)   Shared power to vote or to direct the vote

   1,500,000 (5)(6)

                (iii)   Sole power to dispose or to direct the disposition of

RENN Fund – 700,000

RENN Capital Group – 155,000

Cleveland Family Limited Partnership – 600,000

Russell Cleveland – 45,000

(iv)  Shared power to dispose or to direct the disposition of

 1,500,000 (5)(6)

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.   Identification and Classification of Members of the Group.

Not applicable

Item 9.    Notice of Dissolution of Group.

Not applicable

Item 10.  Certifications.

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RENN Fund, Inc.

Date: December 11, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President, RENN Capital Group, Inc.
Investment Adviser

RENN Capital Group, Inc.

Date: December 11, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	President

Cleveland Family Limited Partnership

Date: December 11, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland
	Title:	Managing Partner

Russell Cleveland

Date: December 11, 2015	By:	/s/ Russell Cleveland
	Name:	Russell Cleveland